SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 10, 2007, entitled “SMIC Participates in Signing Ceremony between U.S. and Chinese Companies and U.S. - China Hi-Tech Cooperation Forum.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: June 1, 2007

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press release, dated May 10, 2007, entitled “SMIC Participates in Signing Ceremony between U.S. and Chinese Companies and U.S. - China Hi-Tech Cooperation Forum.”

Exhibit 99.1

SMIC Participates in Signing Ceremony between U.S. and Chinese

Companies and U.S. - China Hi-Tech Cooperation Forum

San Francisco, USA; May 10, 2007. Semiconductor Manufacturing International Company (“SMIC”, NYSE: SMI; SEHK: 981) participated today in the Signing Ceremony of Contracts and Agreements between U.S. and Chinese Companies and the U.S- China Hi-Tech Cooperation Forum held in San Francisco, California.

The event, which was presented by the U.S. Information Technology Office (USITO) and the China Chamber of Commerce for Import and Export of Machinery and Electronic Products (CCCME), embodies the progression of U.S. – China trade relations. The program of events included a signing ceremony between various US and Chinese Companies from the high-tech industry and remarks given by representatives of the People’s Republic of China’s Ministry of Commerce, the City of San Francisco, the China Consulate of San Francisco, CCCME, USITO, and the State of California as well as the Hi-Tech Cooperation Forum. The forum also included presentations by the participating signing companies from the U.S. and China – including SMIC.

As part of the Ceremony, SMIC signed six LOIs (Letters of Intent) outlining plans to purchase semiconductor manufacturing equipment from top American equipment vendors. The LOIs are with several vendors, including Applied Materials, Axcelis, KLA-Tencor, Lam Research, Novellus and Varian Semiconductor (in alphabetic order), and total US $1.86 billion over three-year periods. Sam T. Wang, President of SMIC Americas, was also scheduled to give a brief presentation on behalf of SMIC. “As part of the world’s semiconductor community, SMIC is proud to serve as an ‘ambassador’ of economic relations between the US and China for this ceremonial event. We believe that the US and China’s trade relation is critical to the development of the high-tech industry and to global trade as a whole. We are currently at a crucial point in the world-wide development of the semiconductor industry and we are happy to aid in this growth,” says Mr. Wang.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35m to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

SMIC Press Contact:

SMIC Shanghai

Reiko Chang

Corporate Relations

+86 21 5080 2000 ext 10544

E-mail: PR@smics.com